
June 5, 2018

Richard Freeman Lark Jr.
Chief Financial Officer
Gol Intelligent Airlines Inc.
Praca Comandante Linneu Gomes
S/N Portaria 3 Jardim Aeroporto Sao Paolo, SP 04626-020

> **Re: Gol Intelligent Airlines Inc.**
> **Form 20-F for the Year Ended December 31, 2017**
> **Filed April 30, 2018**
> **File No. 001-32221**

Dear Mr. Freeman Lark Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Division of Corporation Finance
> Office of Transportation and Leisure